January 30, 2007

BY HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0407

Attn.:	Michele M. Anderson
Legal Branch Chief
Division of Corporation Finance

	Re:	PAETEC Holding Corp.
Registration Statement on Form S-4
File No. 333-138594

Ladies and Gentlemen:

Under cover of this letter, upon the request of the Commission staff, PAETEC Holding Corp. (the “Company”) is furnishing the Commission staff by hand delivery copies of the following financial projections:

1. Financial projections furnished by PAETEC Corp. (“PAETEC”) to US LEC Corp. (“US LEC”) and to PAETEC’s financial advisors.

2. Initial financial projections furnished by US LEC to PAETEC and US LEC’s financial advisors.

3. Updated financial projections furnished by US LEC to PAETEC and US LEC’s financial advisors.

The Company also is furnishing the Commission staff by hand delivery a copy of its proposed revisions to the Company’s registration statement on Form S-4 in response to the telephone conference of Friday, January 26, 2007 among the Commission staff, Richard J. Parrino of this firm and Randall H. Doud of Skadden, Arps, Slate, Meagher & Flom LLP regarding comment 8 of the Commission staff’s letter of comment dated January 17, 2007. The proposed revisions are marked to show all changes to the registration statement as amended by Amendment No. 2 filed with the Commission on January 26, 2007.

Please direct any questions or comments regarding the foregoing to the undersigned at telephone number 202/637-5534 or, in the absence of the undersigned, to Richard J. Parrino at telephone number 703/610-6174.

Very truly yours,

/s/ Charles E. Sieving

Enclosures
cc:	Nancy A. Lieberman
Randall H. Doud
PAETEC Holding Corp.
US LEC Corp.
Richard J. Parrino

2

ANNEX A

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Statement of Operations

($ in millions)

	FY-05	FY-06	FY-07	FY-08	FY-09	FY-10	FY-11	FY-12	FY-13	FY-14	FY-15
	Actual	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est
Revenues
Network Services	***	***	***	***	***	***	***	***	***	***	***
Carrier Services	***	***	***	***	***	***	***	***	***	***	***
Integrated Solutions	***	***	***	***	***	***	***	***	***	***	***

Total Revenues	***	579,971	634,843	693,999	751,281	810,661	871,191	935,613	1,001,876	1,059,055	1,108,278
Cost of Goods Sold	***	277,730	298,977	330,724	360,012	389,235	415,936	442,647	471,201	497,575	529,578
Gross Margin	***	302,241	335,866	363,275	391,269	421,426	455,255	492,965	530,674	561,479	578,700

GM%	***	***	***	***	***	***	***	***	***	***	***

SG&A
Retail Network	***	***	***	***	***	***	***	***	***	***	***
Acquisitions	***	***	***	***	***	***	***	***	***	***	***
Wholesale	***	***	***	***	***	***	***	***	***	***	***
Software	***	***	***	***	***	***	***	***	***	***	***
Network Integration	***	***	***	***	***	***	***	***	***	***	***
Corporate	***	***	***	***	***	***	***	***	***	***	***

Total SG&A	***	213,480	230,999	249,220	267,119	284,320	303,633	326,898	348,223	372,749	398,091
SG&A%	***	***	***	***	***	***	***	***	***	***	***
EBITDA	***	88,761	104,867	114,055	124,150	137,106	151,622	166,067	182,451	188,731	180,609

EBITDA%	***	***	***	***	***	***	***	***	***	***	***
EBITDA Growth Rate	***	***	***	***	***	***	***	***	***	***	***
EBITDA CAGR (2003 Base)	***	***	***	***	***	***	***	***	***	***	***

Depreciation	***	32,943	37,845	42,376	46,518	49,293	44,439	38,735	35,719	32,838	31,902
Amortization	***	750	1,500	1,500	1,500	1,500	1,500	750	—	—	—

EBIT	***	***	***	***	***	***	***	***	***	***	***

Other Income/Expense	***	***	***	***	***	***	***	***	***	***	***
Interest Income/Expense	***	***	***	***	***	***	***	***	***	***	***
Net interest expense/(income)	***	***	***	***	***	***	***	***	***	***	***
Series A Inducement Expense		***	—	—	—	—	—	—	—	—	—
CCS Inducement Expense		***	—	—	—	—	—	—	—	—	—
Earnings before tax	***	***	***	***	***	***	***	***	***	***	***

Provision for taxes	***	***	***	***	***	***	***	***	***	***	***
Offset to tax provision with NOL	—	—	—	—	—	—	—	—	—	—	—
sub-total	***	***	***	***	***	***	***	***	***	***	***

NET INCOME	***	(34,858)	18,099	22,876	28,878	37,532	52,030	67,747	88,207	97,723	95,422

NI%	***	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-001

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Balance sheet

($ in millions)

	FY-05	FY-06	FY-07	FY-08	FY-09	FY-10	FY-11	FY-12	FY-13	FY-14	FY-15
ASSETS
Cash and cash equivalents	***	***	***	***	***	***	***	***	***	***	***
Accounts receivable, net of allowances	***	***	***	***	***	***	***	***	***	***	***
Inventory	***	***	***	***	***	***	***	***	***	***	***
Prepaid expenses and net ST deferred taxes	***	***	***	***	***	***	***	***	***	***	***

Total current assets	***	***	***	***	***	***	***	***	***	***	***

Property and equipment, net	***	***	***	***	***	***	***	***	***	***	***
Investments in subsidiaries	—	—	—	—	—	—	—	—	—	—	—
Prepaid Management Retention Bonus		***	***	***
Other assets & LT deferred taxes	***	***	***	—	—	—	—	—	—	—	—
Goodwill	***	***	***	***	***	***	***	***	***	***	***
Other assets	***	***	***	***	***	***	***	***	***	***	***
Loan Acquisition Costs	—	***	***	***	***	***	***	—	—	—	—

TOTAL ASSETS	***	***	***	***	***	***	***	***	***	***	***

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	***	***	***	***	***	***	***	***	***	***	***
Accrued Salaries & Wages	***	***	***	***	***	***	***	***	***	***	***
Accrued Taxes	***	***	***	***	***	***	***	***	***	***	***
Deferred Revenue	***	***	***	***	***	***	***	***	***	***	***
Other Accrued Expenses	***	***	***	***	***	***	***	***	***	***	***
Other Current Liabilities	—	—	—	—	—	—	—	—	—	—	—
Current Portion of LTD - Vendor Financing	***	***	***	***	***	***	***	***	***	***	***
Current Portion of LTD - Sr. Facility A	—	—	—	—	—	—	—	—	—	—	—
Current Portion of LTD - Sr. Facility B	—	—	—	—	—	—	—	—	—	—	—
Current Portion of LTD - Other	***	—	—	—	—	—	—	—	—	—	—
Total current liabilities	***	***	***	***	***	***	***	***	***	***	***

Long-term Debt
Vendor Financing	***	***	***	***	***	***	***	***	***	***	***
$25.0 Million Revolver	—	—	—	—	—	—	—	—	—	—	—
$100.0 M Term Loan Facility	***	—	—	—	—	—	—	—	—	—	—
$275.0 M Term A Loan Facility		***	***	***	***	***	***	***	***	***	***
$100.0 M Term A Loan Facility		***	***	***	***	***	***	***	***	***	***
Other Liabilities	***	—	—	***	***	***	***	***	***	***	***

Total Liabilities	***	***	***	***	***	***	***	***	***	***	***

Preferred Stock	***	—	—	—	—	—	—	—	—	—	—
Preferred Stock Accretion	***	—	—	—	—	—	—	—	—	—	—
Preferred Stock Dividend	***	—	—	—	—	—	—	—	—	—	—

Common Stock & APIC	***	***	***	***	***	***	***	***	***	***	***
Retained Earnings	***	***	***	***	***	***	***	***	***	***	***

Shareholders’ equity	***	***	***	***	***	***	***	***	***	***	***

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	***	***	***	***	***	***	***	***	***	***	***

	***	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-002

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Statement of Cash Flows

($ in millions)

	FY-05	FY-06	FY-07	FY-08	FY-09	FY-10	FY-11	FY-12	FY-13	FY-14	FY-15
OPERATING ACTIVITIES
NET INCOME	***	(34,858)	18,099	22,876	28,878	37,532	52,030	67,747	88,207	97,723	95,422
Depreciation	***	32,943	37,845	42,376	46,518	49,293	44,439	38,735	35,719	32,838	31,902
Amortization	—	750	1,500	1,500	1,500	1,500	1,500	750	—	—	—
Other Non-Cash Expenses	***	***	—	—	—	—	—	—	—	—	—
Management Retention Bonus		***	***	***	***
Change in working capital	***	***	***	***	***	***	***	***	***	***	***
Deferred Taxes	***	***	***	***	—	—	—	—	—	—	—

Cash provided by/(used in) operating activities	***	***	***	***	***	***	***	***	***	***	***

INVESTING ACTIVITIES
Capital expenditures	***	(34,922)	(40,158)	(40,868)	(40,071)	(42,407)	(42,047)	(45,678)	(46,321)	(54,840)	(61,098)
Disposition/(purchase) of assets	—	—	—	—	—	—	—	—	—	—	—
Acquisitions and Other	***	***	—	—	—	—	—	—	—	—	—

Cash provided by/(used in) investing activities	***	***	***	***	***	***	***	***	***	***	***

FINANCING ACTIVITIES
Proceeds from/(payments to) Vendor Financing	***	***	***	***	***	***	***	***	***	***	***
Proceeds from/(payments to) $25.0 Million Revolver	***	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) $100.0 M Term Loan Facility	***	***	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) $275.0 M Term A Loan Facility	—	***	***	***	***	***	***	***	—	—	—
Proceeds from/(payments to) $100.0 M Term A Loan Facility	—	***	—	—	—	—	—	—	***	—	—
Proceeds from/(payments to) Other Long-term Debt	***	***	—	***	—	—	—	—	—	—	—
Proceeds from/(payments to) Series A	—	***	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) Loan Acq Costs	—	***	—	—	—	—	—	—	—	—	—
Issuance of/(repurchase of) Common Equity	—	—	—	—	—	—	—	—	—	—	—
Dividends paid	—	***	—	—	—	—	—	—	—	—	—
Fees and other	***	***	—	—	—	—	—	—	—	—	—

Cash provided by/(used in) financing activities	***	***	***	***	***	***	***	***	***	***	***

Increase/(decrease) in cash and cash equivalents	***	***	***	***	***	***	***	***	***	***	***
Beginning cash balance	***	***	***	***	***	***	***	***	***	***	***

ENDING CASH BALANCE	***	***	***	***	***	***	***	***	***	***	***

	***	***	***	***	***	***	***	***	***	***	***
Headcount	***	***	***	***	***	***	***	***	***	***	***
Revenue Per Head	***	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-003

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Statement of Operations

($ in millions)

	FY-05	Q1-06	Q2-06	Q3-06	Q4-06	FY-06	Q1-07	Q2-07	Q3-07	Q4-07	FY-07	Q1-08	Q2-08	Q3-08	Q4-08	FY-08
	Actual	Actual	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est
Revenues
Network Services	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Carrier Services	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Integrated Solutions	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Total Revenues	***	***	***	***	***	579,971	***	***	***	***	634,843	***	***	***	***	693,999

Cost of Goods Sold	***	***	***	***	***	277,730	***	***	***	***	298,977	***	***	***	***	330,724

Gross Margin	***	***	***	***	***	302,241	***	***	***	***	335,866	***	***	***	***	363,275

GM%	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

SG&A
Retail Network	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Acquisitions	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Wholesale	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Software	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Network Integration	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Corporate	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Total SG&A	***	***	***	***	***	213,480	***	***	***	***	230,999	***	***	***	***	249,220
SG&A%	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

EBITDA	***	***	***	***	***	88,761	***	***	***	***	104,867	***	***	***	***	114,055

EBITDA%	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
EBITDA Growth Rate	***					***					***					***
EBITDA CAGR (2003 Base)	***					***					***					***
Depreciation	***	***	***	***	***	32,943	***	***	***	***	37,845	***	***	***	***	42,376
Amortization	—	—	—	***	***	750	***	***	***	***	1,500	***	***	***	***	1,500

EBIT	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Other Income/Expense	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Interest Income/Expense	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Net interest expense/(income)	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Series A Inducement Expense		—	***	—	—	***	—	—	—	—	—	—	—	—	—	—
CCS Inducement Expense		—	***	—	—	***	—	—	—	—	—	—	—	—	—	—
Earnings before tax	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Provision for taxes	***	***		***	***	***	***	***	***	***	***	***	***	***	***	***
Offset to tax provision with NOL	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
sub-total	***	***	—	***	***	***	***	***	***	***	***	***	***	***	***	***

NET INCOME	***	***	***	***	***	(34,858)	***	***	***	***	18,099	***	***	***	***	22,876

NI%	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-004

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Balance Sheet

($ in millions)

	FY-05	Q1-06	Q2-06	Q3-06	Q4-06	FY-06	Q1-07	Q2-07	Q3-07	Q4-07	FY-07	Q1-08	Q2-08	Q3-08	Q4-08	FY-08
ASSETS
Cash and cash equivalents	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Accounts receivable, net of allowances	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Inventory	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Prepaid expenses and net ST deferred taxes	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Total current assets	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Property and equipment, net	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Investments in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Prepaid Management Retention Bonus			***	***	***	***	***	***	***	***	***	***	***	***	***	***
Other assets & LT deferred taxes	***	***	***	***	***	***	***	***	***	***	***	—	—	—	—	—
Goodwill	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Other assets	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Loan Acquisition Costs	—	—	***	***	***	***	***	***	***	***	***	***	***	***	***	***

TOTAL ASSETS	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Accrued Salaries & Wages	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Accrued Taxes	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Deferred Revenue	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Other Accrued Expenses	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Other Current Liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current Portion of LTD - Vendor Financing	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Current Portion of LTD - Sr. Facility A	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current Portion of LTD - Sr. Facility B	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current Portion of LTD - Other	***	***	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total current liabilities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Long-term Debt
Vendor Financing	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
$25.0 Million Revolver	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
$100.0 M Term Loan Facility	***	***	—	—	—	—	—	—	—	—	—	—	—	—	—	—
$275.0 M Term A Loan Facility		—	***	***	***	***	***	***	***	***	***	***	***	***	***	***
$100.0 M Term A Loan Facility		—	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Other Liabilities	***		—	—	—	—	—	—	—	—	—	—	***	***	***	***

Total Liabilities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Preferred Stock	***	***	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Preferred Stock Accretion	***	***	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Preferred Stock Dividend	***	***	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Common Stock & APIC	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Retained Earnings	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Shareholders’ equity	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-005

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Statement of Cash Flows

($ in millions)

	FY-05	Q1-06	Q2-06	Q3-06	Q4-06	FY-06	Q1-07	Q2-07	Q3-07	Q4-07	FY-07	Q1-08	Q2-08	Q3-08	Q4-08	FY-08
OPERATING ACTIVITIES

NET INCOME	***	***	***	***	***	(34,858)	***	***	***	***	18,099	***	***	***	***	22,876

Depreciation	***	***	***	***	***	32,943	***	***	***	***	37,845	***	***	***	***	42,376
Amortization	—	—	—	***	***	750	***	***	***	***	1,500	***	***	***	***	1,500
Other Non-Cash Expenses	***	***	—	—	—	***	—	—	—	—	—	—	—	—	—	—
Management Retention Bonus			***	***	***	***	***	***	***	***	***	***	***	***	***	***
Change in working capital	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Deferred Taxes	***	***	***	***	***	***	***	***	***	***	***	***	—	—	—	***

Cash provided by/(used in) operating activities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

INVESTING ACTIVITIES
Capital expenditures	***	***	***	***	***	(34,922)	***	***	***	***	(40,158)	***	***	***	***	(40,868)
Disposition/(purchase) of assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions and Other	***	***	***	—	—	***	—	—	—	—	—	—	—	—	—	—

Cash provided by/(used in) investing activities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

FINANCING ACTIVITIES
Proceeds from/(payments to) Vendor Financing	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Proceeds from/(payments to) $25.0 Million Revolver	***	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) $100.0 M Term Loan Facility	***	***	***	—	—	***	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) $275.0 M Term A Loan Facility	—	—	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Proceeds from/(payments to) $100.0 M Term A Loan Facility	—	—	***	—	—	***	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) Other Long-term Debt	***	***	—	—	—	***	—	—	—	—	—	—	***	—	—	***
Proceeds from/(payments to) Series A	—	—	***	—	—	***	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) Loan Acq Costs	—	—	***	—	—	***	—	—	—	—	—	—	—	—	—	—
Issuance of/(repurchase of) Common Equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends paid	—	—	***	—	—	***	—	—	—	—	—	—	—	—	—	—
Fees and other	***	***	—	—	—	***	—	—	—	—	—	—	—	—	—	—

Cash provided by/(used in) financing activities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Increase/(decrease) in cash and cash equivalents	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Beginning cash balance	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

ENDING CASH BALANCE	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

	***	—	—	—	—	***	—	—	—	—	***	—	—	—	—	***
Headcount	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Revenue Per Head	***					***					***					***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-006

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Statement of Operations

($ in millions)

	Q1-09	Q2-09	Q3-09	Q4-09	FY-09	Q1-10	Q2-10	Q3-10	Q4-10	FY-10	Q1-11	Q2-11	Q3-11	Q4-11	FY-11
	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est
Revenues
Network Services	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Carrier Services	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Integrated Solutions	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Total Revenues	***	***	***	***	751,281	***	***	***	***	810,661	***	***	***	***	871,191

Cost of Goods Sold	***	***	***	***	360,012	***	***	***	***	389,235	***	***	***	***	415,936

Gross Margin	***	***	***	***	391,269	***	***	***	***	421,426	***	***	***	***	455,255

GM%	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

SG&A
Retail Network	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Acquisitions	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Wholesale	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Software	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Network Integration	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Corporate	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Total SG&A	***	***	***	***	267,119	***	***	***	***	284,320	***	***	***	***	303,633
SG&A%	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

EBITDA	***	***	***	***	124,150	***	***	***	***	137,106	***	***	***	***	151,622

EBITDA%	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
EBITDA Growth Rate					***					***					***
EBITDA CAGR (2003 Base)					***					***					***

Depreciation	***	***	***	***	46,518	***	***	***	***	49,293	***	***	***	***	44,439
Amortization	***	***	***	***	1,500	***	***	***	***	1,500	***	***	***	***	1,500

EBIT	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Other Income/Expense	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Interest Income/Expense	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Net interest expense/(income)	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Series A Inducement Expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
CCS Inducement Expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Earnings before tax	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Provision for taxes	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Offset to tax provision with NOL	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
sub-total	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

NET INCOME	***	***	***	***	28,878	***	***	***	***	37,532	***	***	***	***	52,030

NI%	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-007

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Balance Sheet

($ in millions)

	Q1-09	Q2-09	Q3-09	Q4-09	FY-09	Q1-10	Q2-10	Q3-10	Q4-10	FY-10	Q1-11	Q2-11	Q3-11	Q4-11	FY-11
ASSETS
Cash and cash equivalents	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Accounts receivable, net of allowances	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Inventory	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Prepaid expenses and net ST deferred taxes	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Total current assets	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Property and equipment, net	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Investments in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Prepaid Management Retention Bonus	***	—
Other assets & LT deferred taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Goodwill	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Other assets	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Loan Acquisition Costs	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

TOTAL ASSETS	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Accrued Salaries & Wages	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Accrued Taxes	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Deferred Revenue	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Other Accrued Expenses	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Other Current Liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current Portion of LTD - Vendor Financing	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Current Portion of LTD - Sr. Facility A	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current Portion of LTD - Sr. Facility B	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current Portion of LTD - Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total current liabilities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Long-term Debt
Vendor Financing	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
$25.0 Million Revolver	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
$100.0 M Term Loan Facility	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
$275.0 M Term A Loan Facility	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
$100.0 M Term A Loan Facility	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Other Liabilities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Total Liabilities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Preferred Stock Accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Preferred Stock Dividend	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Common Stock & APIC	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Retained Earnings	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Shareholders’ equity	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-008

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Statement of Cash Flows

($ in millions)

	Q1-09	Q2-09	Q3-09	Q4-09	FY-09	Q1-10	Q2-10	Q3-10	Q4-10	FY-10	Q1-11	Q2-11	Q3-11	Q4-11	FY-11
OPERATING ACTIVITIES

NET INCOME	***	***	***	***	28,878	***	***	***	***	37,532	***	***	***	***	52,030

Depreciation	***	***	***	***	46,518	***	***	***	***	49,293	***	***	***	***	44,439
Amortization	***	***	***	***	1,500	***	***	***	***	1,500	***	***	***	***	1,500
Other Non-Cash Expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Management Retention Bonus	***	***	—	—	***
Change in working capital	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Deferred Taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash provided by/(used in) operating activities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

INVESTING ACTIVITIES
Capital expenditures	***	***	***	***	(40,071)	***	***	***	***	(42,407)	***	***	***	***	(42,047)
Disposition/(purchase) of assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions and Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash provided by/(used in) investing activities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

FINANCING ACTIVITIES
Proceeds from/(payments to) Vendor Financing	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Proceeds from/(payments to) $25.0 Million Revolver	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) $100.0 M Term Loan Facility	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) $275.0 M Term A Loan Facility	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Proceeds from/(payments to) $100.0 M Term A Loan Facility	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) Other Long-term Debt	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) Series A	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) Loan Acq Costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of/(repurchase of) Common Equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Fees and other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash provided by/(used in) financing activities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Increase/(decrease) in cash and cash equivalents	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Beginning cash balance	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

ENDING CASH BALANCE	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

	—	—	—	—	***	—	—	—	—	***	—	—	—	—	***
Headcount	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Revenue Per Head					***					***					***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-009

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Statement of Operations

($ in millions)

	Q1-12	Q2-12	Q3-12	Q4-12	FY-12	Q1-13	Q2-13	Q3-13	Q4-13	FY-13	Q1-14	Q2-14	Q3-14	Q4-14	FY-14
	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est	Est
Revenues
Network Services	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Carrier Services	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Integrated Solutions	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Total Revenues	***	***	***	***	935,613	***	***	***	***	1,001,876	***	***	***	***	1,059,055

Cost of Goods Sold	***	***	***	***	442,647	***	***	***	***	471,201	***	***	***	***	497,575

Gross Margin	***	***	***	***	492,965	***	***	***	***	530,674	***	***	***	***	561,479

GM%	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

SG&A
Retail Network	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Acquisitions	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Wholesale	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Software	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Network Integration	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Corporate	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Total SG&A	***	***	***	***	326,898	***	***	***	***	348,223	***	***	***	***	372,749
SG&A%	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
EBITDA	***	***	***	***	166,067	***	***	***	***	182,451	***	***	***	***	188,731

EBITDA%	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
EBITDA Growth Rate					***					***					***
EBITDA CAGR (2003 Base)					***					***					***

Depreciation	***	***	***	***	38,735	***	***	***	***	35,719	***	***	***	***	32,838
Amortization	***	***	—	—	750	—	—	—	—	—	—	—	—	—	—

EBIT	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Other Income/Expense	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Interest Income/Expense	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Net interest expense/(income)	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Series A Inducement Expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
CCS Inducement Expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Earnings before tax	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Provision for taxes	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Offset to tax provision with NOL	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
sub-total	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

NET INCOME	***	***	***	***	67,747	***	***	***	***	88,207	***	***	***	***	97,723

NI%	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-010

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Balance Sheet

($ in millions)

	Q1-12	Q2-12	Q3-12	Q4-12	FY-12	Q1-13	Q2-13	Q3-13	Q4-13	FY-13	Q1-14	Q2-14	Q3-14	Q4-14	FY-14
ASSETS
Cash and cash equivalents	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Accounts receivable, net of allowances	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Inventory	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Prepaid expenses and net ST deferred taxes	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Total current assets	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Property and equipment, net	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Investments in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Prepaid Management Retention Bonus
Other assets & LT deferred taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Goodwill	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Other assets	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Loan Acquisition Costs	***	—	—	—	—	—	—	—	—	—	—	—	—	—	—

TOTAL ASSETS	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Accrued Salaries & Wages	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Accrued Taxes	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Deferred Revenue	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Other Accrued Expenses	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Other Current Liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current Portion of LTD - Vendor Financing	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Current Portion of LTD - Sr. Facility A	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current Portion of LTD - Sr. Facility B	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current Portion of LTD - Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total current liabilities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Long-term Debt
Vendor Financing	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
$25.0 Million Revolver	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
$100.0 M Term Loan Facility	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
$275.0 M Term A Loan Facility	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
$100.0 M Term A Loan Facility	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Other Liabilities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Total Liabilities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Preferred Stock Accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Preferred Stock Dividend	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Common Stock & APIC	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Retained Earnings	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Shareholders’ equity	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-011

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Statement of Cash Flows

($ in millions)

	Q1-12	Q2-12	Q3-12	Q4-12	FY-12	Q1-13	Q2-13	Q3-13	Q4-13	FY-13	Q1-14	Q2-14	Q3-14	Q4-14	FY-14
OPERATING ACTIVITIES

NET INCOME	***	***	***	***	67,747	***	***	***	***	88,207	***	***	***	***	97,723

Depreciation	***	***	***	***	38,735	***	***	***	***	35,719	***	***	***	***	32,838
Amortization	***	***	—	—	750	—	—	—	—	—	—	—	—	—	—
Other Non-Cash Expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Management Retention Bonus
Change in working capital	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Deferred Taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash provided by/(used in) operating activities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

INVESTING ACTIVITIES
Capital expenditures	***	***	***	***	(45,678)	***	***	***	***	(46,321)	***	***	***	***	(54,840)
Disposition/(purchase) of assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions and Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash provided by/(used in) investing activities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

FINANCING ACTIVITIES
Proceeds from/(payments to) Vendor Financing	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Proceeds from/(payments to) $25.0 Million Revolver	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) $100.0 M Term Loan Facility	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) $275.0 M Term A Loan Facility	***	***	***	***	***	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) $100.0 M Term A Loan Facility	—	—	—	—	—	—	—	***	—	***	—	—	—	—	—
Proceeds from/(payments to) Other Long-term Debt	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) Series A	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from/(payments to) Loan Acq Costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of/(repurchase of) Common Equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Fees and other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash provided by/(used in) financing activities	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

Increase/(decrease) in cash and cash equivalents	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Beginning cash balance	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

ENDING CASH BALANCE	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***

	—	—	—	—	***	—	—	—	—	***	—	—	—	—	***
Headcount	***	***	***	***	***	***	***	***	***	***	***	***	***	***	***
Revenue Per Head					***					***					***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-012

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Statement of Operations

($ in millions)

	Q1-15	Q2-15	Q3-15	Q4-15	FY-15
Revenues
Network Services	***	***	***	***	***
Carrier Services	***	***	***	***	***
Integrated Solutions	***	***	***	***	***

Total Revenues	***	***	***	***	1,108,278

Cost of Goods Sold	***	***	***	***	529,578

Gross Margin	***	***	***	***	578,700

GM%	***	***	***	***	***

SG&A
Retail Network	***	***	***	***	***
Acquisitions	***	***	***	***	***
Wholesale	***	***	***	***	***
Software	***	***	***	***	***
Network Integration	***	***	***	***	***
Corporate	***	***	***	***	***

Total SG&A	***	***	***	***	398,091
SG&A%	***	***	***	***	***

EBITDA	***	***	***	***	180,609

EBITDA%	***	***	***	***	***
EBITDA Growth Rate					***
EBITDA CAGR (2003 Base)					***

Depreciation	***	***	***	***	31,902
Amortization	—	—	—	—	—

EBIT	***	***	***	***	***

Other Income/Expense	***	***	***	***	***
Interest Income/Expense	***	***	***	***	***
Net interest expense/(income)	***	***	***	***	***
Series A Inducement Expense	—	—	—	—	—
CCS Inducement Expense	—	—	—	—	—
Earnings before tax	***	***	***	***	***

Provision for taxes	***	***	***	***	***
Offset to tax provision with NOL	—	—	—	—	—
sub-total	***	***	***	***	***

NET INCOME	***	***	***	***	95,422

NI%	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-013

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Balance Sheet

($ in millions)

	Q1-15	Q2-15	Q3-15	Q4-15	FY-15
ASSETS
Cash and cash equivalents	***	***	***	***	***
Accounts receivable, net of allowances	***	***	***	***	***
Inventory	***	***	***	***	***
Prepaid expenses and net ST deferred taxes	***	***	***	***	***

Total current assets	***	***	***	***	***

Property and equipment, net	***	***	***	***	***
Investments in subsidiaries	—	—	—	—	—
Prepaid Management Retention Bonus
Other assets & LT deferred taxes	—	—	—	—	—
Goodwill	***	***	***	***	***
Other assets	***	***	***	***	***
Loan Acquisition Costs	—	—	—	—	—

TOTAL ASSETS	***	***	***	***	***

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	***	***	***	***	***
Accrued Salaries & Wages	***	***	***	***	***
Accrued Taxes	***	***	***	***	***
Deferred Revenue	***	***	***	***	***
Other Accrued Expenses	***	***	***	***	***
Other Current Liabilities	—	—	—	—	—
Current Portion of LTD - Vendor Financing	***	***	***	***	***
Current Portion of LTD - Sr. Facility A	—	—	—	—	—
Current Portion of LTD - Sr. Facility B	—	—	—	—	—
Current Portion of LTD - Other	—	—	—	—	—
Total current liabilities	***	***	***	***	***

Long-term Debt
Vendor Financing	***	***	***	***	***
$25.0 Million Revolver	—	—	—	—	—
$100.0 M Term Loan Facility	—	—	—	—	—
$275.0 M Term A Loan Facility	***	***	***	***	***
$100.0 M Term A Loan Facility	***	***	***	***	***
Other Liabilities	***	***	***	***	***

Total Liabilities	***	***	***	***	***

Preferred Stock	—	—	—	—	—
Preferred Stock Accretion	—	—	—	—	—
Preferred Stock Dividend	—	—	—	—	—

Common Stock & APIC	***	***	***	***	***
Retained Earnings		***	***	***	***

Shareholders’ equity	***	***	***	***	***

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	***	***	***	***	***

	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-014

Quarterly Consolidations; PAETEC model NP 4b (Complete) FINAL v5

PAETEC CORP AND SUBSIDIARIES

Statement of Cash Flows

($ in millions)

	Q1-15	Q2-15	Q3-15	Q4-15	FY-15
OPERATING ACTIVITIES

NET INCOME	***	***	***	***	95,422

Depreciation	***	***	***	***	31,902
Amortization	—	—	—	—	—
Other Non-Cash Expenses	—	—	—	—	—
Management Retention Bonus
Change in working capital	***	***	***	***	***
Deferred Taxes	—	—	—	—	—

Cash provided by/(used in) operating activities	***	***	***	***	***

INVESTING ACTIVITIES
Capital expenditures	***	***	***	***	(61,098)
Disposition/(purchase) of assets	—	—	—	—	—
Acquisitions and Other	—	—	—	—	—

Cash provided by/(used in) investing activities	***	***	***	***	***

FINANCING ACTIVITIES
Proceeds from/(payments to) Vendor Financing	***	***	***	***	***
Proceeds from/(payments to) $25.0 Million Revolver	—	—	—	—	—
Proceeds from/(payments to) $100.0 M Term Loan Facility	—	—	—	—	—
Proceeds from/(payments to) $275.0 M Term A Loan Facility	—	—	—	—	—
Proceeds from/(payments to) $100.0 M Term A Loan Facility	—	—	—	—	—
Proceeds from/(payments to) Other Long-term Debt	—	—	—	—	—
Proceeds from/(payments to) Series A	—	—	—	—	—
Proceeds from/(payments to) Loan Acq Costs	—	—	—	—	—
Issuance of/(repurchase of) Common Equity	—	—	—	—	—
Dividends paid	—	—	—	—	—
Fees and other	—	—	—	—	—

Cash provided by/(used in) financing activities	***	***	***	***	***

Increase/(decrease) in cash and cash equivalents	***	***	***	***	***
Beginning cash balance	***	***	***	***	***

ENDING CASH BALANCE	***	***	***	***	***

	—	—	—	—	***
Headcount	***	***	***	***	***
Revenue Per Head					***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    A-015

ANNEX B

US LEC Corp. and Subsidiaries

2006 5 Year Forecast

Income Statement

2006 5 Year Forecast - Actual through March 2006

	Q1’ 05	Q2’ 05	Q3’ 05	Q4’ 05	2005	Q1’ 06	Q2’ 06	Q3’ 06	Q4’ 06	2006
Revenues

Voice MRC’s	***	***	***	***	***	***	***	***	***	***
Data MRC’s	***	***	***	***	***	***	***	***	***	***
Long Distance	***	***	***	***	***	***	***	***	***	***
VOD	—	—	—	—	—	***	***	***	***	***
Miscellaneous Revenue	***	***	***	***	***	***	***	***	***	***

End Customer Revenue	***	***	***	***	***	***	***	***	***	***

Carrier Access - Net 800	***	***	***	***	***	***	***	***	***	***
Carrier Access - Other	***	***	***	***	***	***	***	***	***	***
Local Interconnect	***	***	***	***	***	***	***	***	***	***

Inter Carrier Compensation	***	***	***	***	***	***	***	***	***	***

Wholesale	***	***	***	***	***	***	***	***	***	***
Misc Carrier Revenue	***	***	***	***	***	***	***	***	***	***
ILEC MRC’s	***	***	***	***	***	***	***	***	***	***
Installs	***	***	***	***	***	***	***	***	***	***

Other Revenue	***	***	***	***	***	***	***	***	***	***

Total Revenues	***	***	***	***	***	***	***	***	***	422,686

Total Network Expenses	***	***	***	***	***	***	***	***	***	210,267

Gross Profit	***	***	***	***	***	***	***	***	***	212,419
Gross Margin	***	***	***	***	***	***	***	***	***	***
Operating Cost
Selling	***	***	***	***	***	***	***	***	***	***
General, & Administrative	***	***	***	***	***	***	***	***	***	***

Selling, General, & Administrative	***	***	***	***	***	***	***	***	***	151,997
SG&A Margin	***	***	***	***	***	***	***	***	***	***
Depreciation	***	***	***	***	***	***	***	***	***	45,999
Other Amortization	***	***	***	***	***	***	***	***	***	2,856

Total Operating Expenses	***	***	***	***	***	***	***	***	***	***

Operating Income (Loss)	***	***	***	***	***	***	***	***	***	11,567

Non-Recurring Charge	—	—	—	***	***	—	—	—	—	—
Interest Expense	***	***	***	***	***	***	***	***	***	***
Interest Income	***	***	***	***	***	***	***	***	***	***

Income (Loss) Before Taxes	***	***	***	***	***	***	***	***	***	***

Income Taxes	—	—	—	—	—		—	—	—	—
Preferred Dividends	***	***	***	***	***	***	***	***	***	***
Accretion of Preferred Stock Fees	***	***	***	***	***	***	***	***	***	***

Net Income (Loss)	***	***	***	***	***	***	***	***	***	$(25,578)

Operating Income (Loss) to Adjusted EBITDA:
Plus: Non-cash compensation expense	—	—	—	—	—	***	***	***	***	***
Plus: Depreciation & Amortization	***	***	***	***	***	***	***	***	***	***

ADJUSTED EBITDA	***	***	***	***	***	***	***	***	***	$61,956
ADJUSTED EBITDA Margin	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    B-001

For Management Purposes Only	Page 1 of 9

US LEC Corp. and Subsidiaries

2006 5 Year Forecast

Income Statement

2006 5 Year Forecast - Actual through March 2006

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	2007	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08	2008
Revenues

Voice MRC’s	***	***	***	***	***	***	***	***	***	***
Data MRC’s	***	***	***	***	***	***	***	***	***	***
Long Distance	***	***	***	***	***	***	***	***	***	***
VOD	***	***	***	***	***	***	***	***	***	***
Miscellaneous Revenue	***	***	***	***	***	***	***	***	***	***

End Customer Revenue	***	***	***	***	***	***	***	***	***	***

Carrier Access - Net 800	***	***	***	***	***	***	***	***	***	***
Carrier Access - Other	***	***	***	***	***	***	***	***	***	***
Local Interconnect	***	***	***	***	***	***	***	***	***	***

Inter Carrier Compensation	***	***	***	***	***	***	***	***	***	***

Wholesale	***	***	***	***	***	***	***	***	***	***
Misc Carrier Revenue	***	***	***	***	***	***	***	***	***	***
ILEC MRC’s	***	***	***	***	***	***	***	***	***	***
Installs	***	***	***	***	***	***	***	***	***	***

Other Revenue	***	***	***	***	***	***	***	***	***	***

Total Revenues	***	***	***	***	466,427	***	***	***	***	520,779

Total Network Expenses	***	***	***	***	228,335	***	***	***	***	247,704

Gross Profit	***	***	***	***	238,092	***	***	***	***	273,075
Gross Margin	***	***	***	***	***	***	***	***	***	***
Operating Cost
Selling	***	***	***	***	***	***	***	***	***	***
General, & Administrative	***	***	***	***	***	***	***	***	***	***

Selling, General, & Administrative	***	***	***	***	161,051	***	***	***	***	172,788
SG&A Margin	***	***	***	***	***	***	***	***	***	***
Depreciation	***	***	***	***	42,907	***	***	***	***	43,055
Other Amortization	***	***	***	***	2,784	***	***	***	***	2,182

Total Operating Expenses	***	***	***	***	***	***	***	***	***	***

Operating Income (Loss)	***	***	***	***	31,350	***	***	***	***	55,050

Non-Recurring Charge	—	—	—	—	—	—	—	—	—	—
Interest Expense	***	***	***	***	***	***	***	***	***	***
Interest Income	***	***	***	***	***	***	***	***	***	***

Income (Loss) Before Taxes	***	***	***	***	***	***	***	***	***	***

Income Taxes	—	—	—	—	—	—	—	—	—	—
Preferred Dividends	***	***	***	***	***	***	***	***	***	***
Accretion of Preferred Stock Fees	***	***	***	***	***	***	***	***	***	***

Net Income (Loss)	***	***	***	***	$(6,726)	***	***	***	***	$18,241

Operating Income (Loss) to Adjusted EBITDA:
Plus: Non-cash compensation expense	***	***	***	***	***	***	***	***	***	***
Plus: Depreciation & Amortization	***	***	***	***	***	***	***	***	***	***

ADJUSTED EBITDA	***	***	***	***	$78,041	***	***	***	***	$101,287
ADJUSTED EBITDA Margin	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    B-002

For Management Purposes Only	Page 2 of 9

US LEC Corp. and Subsidiaries

2006 5 Year Forecast

Income Statement

2006 5 Year Forecast - Actual through March 2006

	Q1’ 09	Q2’ 09	Q3’ 09	Q4’ 09	2009	Q1’ 10	Q2’ 10	Q3’ 10	Q4’ 10	2010
Revenues

Voice MRC’s	***	***	***	***	***	***	***	***	***	***
Data MRC’s	***	***	***	***	***	***	***	***	***	***
Long Distance	***	***	***	***	***	***	***	***	***	***
VOD	***	***	***	***	***	***	***	***	***	***
Miscellaneous Revenue	***	***	***	***	***	***	***	***	***	***

End Customer Revenue	***	***	***	***	***	***	***	***	***	***
Carrier Access - Net 800	***	***	***	***	***	***	***	***	***	***
Carrier Access - Other	***	***	***	***	***	***	***	***	***	***
Local Interconnect	***	***	***	***	***	***	***	***	***	***

Inter Carrier Compensation	***	***	***	***	***	***	***	***	***	***
Wholesale	***	***	***	***	***	***	***	***	***	***
Misc Carrier Revenue	***	***	***	***	***	***	***	***	***	***
ILEC MRC’s	***	***	***	***	***	***	***	***	***	***
Installs	***	***	***	***	***	***	***	***	***	***

Other Revenue	***	***	***	***	***	***	***	***	***	***

Total Revenues	***	***	***	***	578,173	***	***	***	***	639,745

Total Network Expenses	***	***	***	***	271,788	***	***	***	***	298,434

Gross Profit	***	***	***	***	306,385	***	***	***	***	341,311
Gross Margin	***	***	***	***	***	***	***	***	***	***
Operating Cost
Selling	***	***	***	***	***	***	***	***	***	***
General, & Administrative	***	***	***	***	***	***	***	***	***	***

Selling, General, & Administrative	***	***	***	***	185,147	***	***	***	***	198,767
SG&A Margin	***	***	***	***	***	***	***	***	***	***
Depreciation	***	***	***	***	37,529	***	***	***	***	30,183
Other Amortization	***	***	***	***	927	—	—	—	—	—

Total Operating Expenses	***	***	***	***	***	***	***	***	***	***

Operating Income (Loss)	***	***	***	***	82,782	***	***	***	***	112,361

Non-Recurring Charge	—	—	—	—	—	—	—	—	—	—
Interest Expense	***	***	***	***	***	—	—	—	—	—
Interest Income	***	***	***	***	***	***	***	—	—	***

Income (Loss) Before Taxes	***	***	***	***	***	***	***	***	***	***

Income Taxes	—	—	—	—	—	—	—	—	—	—
Preferred Dividends	***	***	***	***	***	***	***	—	—	***
Accretion of Preferred Stock Fees	***	***	***	***	***	***	***	***	***	***

Net Income (Loss)	***	***	***	***	$51,787	***	***	***	***	$106,272

Operating Income (Loss) to Adjusted EBITDA:
Plus: Non-cash compensation expense	***	***	***	***	***	***	***	***	***	***
Plus: Depreciation & Amortization	***	***	***	***	***	***	***	***	***	***

ADJUSTED EBITDA	***	***	***	***	$122,238	***	***	***	***	$143,544
ADJUSTED EBITDA Margin	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    B-003

For Management Purposes Only	Page 3 of 9

US LEC Corp. and Subsidiaries

2006 5 Year Forecast

Balance Sheet

2006 5 Year Forecast - Actual through March 2006

	Q1’ 05	Q2’ 05	Q3’ 05	Q4’ 05	2005	Q1’ 06	Q2’ 06	Q3’ 06	Q4’ 06	2006

Current Assets
Cash & Cash Equivalents	***	***	***	***	***	***	***	***	***	***
Accounts Receivable	***	***	***	***	***	***	***	***	***	***
Prepaid Expenses and Other Assets	***	***	***	***	***	***	***	***	***	***

Total Current Assets	***	***	***	***	***	***	***	***	***	***

Property, Plant and Equipment	***	***	***	***	***	***	***	***	***	***
Less: Accumulated Depreciation	***	***	***	***	***	***	***	***	***	***

Net Property, Plant and Equipment	***	***	***	***	***	***	***	***	***	***

Deferred Income Taxes	***	***	***	***	***	***	***	***	***	***

Other Noncurrent Assets	***	***	***	***	***	***	***	***	***	***

TOTAL ASSETS	***	***	***	***	***	***	***	***	***	***

Current Liabilities
Accounts Payable	***	***	***	***	***	***	***	***	***	***
Deferred Revenue	***	***	***	***	***	***	***	***	***	***
Accrued Network Cost	***	***	***	***	***	***	***	***	***	***
Deferred Income Taxes	***	***	***	***	***	***	***	***	***	***
Commissions Payable	***	***	***	***	***	***	***	***	***	***
Current Maturities of Long-Term Debt	—	—	—	—	—	—	—	—	—	—
Discounted Debt	—	—	—	—	—	—	—	—	—	—
Accrued Interest	***	***	***	***	***	***	***	***	***	***
Accrued Expenses - Other	***	***	***	***	***	***	***	***	***	***

Total Current Liabilities	***	***	***	***	***	***	***	***	***	***

Long Term Liabilities	***	***	***	***	***	***	***	***	***	***
Credit Facility / Other Debt Financing	***	***	***	***	***	***	***	***	***	***
Discounted Debt	***	***	***	***	***	***	***	***	***	***
Other	***	***	***	***	***	***	***	***	***	***

Total Long Term Liabilities	***	***	***	***	***	***	***	***	***	***

Series A Redeemable Convertible Preferred	***	***	***	***	***	***	***	***	***	***

Stockholders Equity	***	***	***	***	***	***	***	***	***	***

Retained Earnings	***	***	***	***	***	***	***	***	***	***

TOTAL LIABILITIES AND EQUITY	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    B-004

For Management Purposes Only	Page 4 of 9

US LEC Corp. and Subsidiaries

2006 5 Year Forecast

Balance Sheet

2006 5 Year Forecast - Actual through March 2006

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	2007	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08	2008

Current Assets
Cash & Cash Equivalents	***	***	***	***	***	***	***	***	***	***
Accounts Receivable	***	***	***	***	***	***	***	***	***	***
Prepaid Expenses and Other Assets	***	***	***	***	***	***	***	***	***	***

Total Current Assets	***	***	***	***	***	***	***	***	***	***

Property, Plant and Equipment	***	***	***	***	***	***	***	***	***	***
Less: Accumulated Depreciation	***	***	***	***	***	***	***	***	***	***

Net Property, Plant and Equipment	***	***	***	***	***	***	***	***	***	***

Deferred Income Taxes	***	***	***	***	***	***	***	***	***	***

Other Noncurrent Assets	***	***	***	***	***	***	***	***	***	***

TOTAL ASSETS	***	***	***	***	***	***	***	***	***	***

Current Liabilities
Accounts Payable	***	***	***	***	***	***	***	***	***	***
Deferred Revenue	***	***	***	***	***	***	***	***	***	***
Accrued Network Cost	***	***	***	***	***	***	***	***	***	***
Deferred Income Taxes	***	***	***	***	***	***	***	***	***	***
Commissions Payable	***	***	***	***	***	***	***	***	***	***
Current Maturities of Long-Term Debt	—	—	—	—	—	—	—	***	***	***
Discounted Debt	—	—	—	—	—	—	—	***	***	***
Accrued Interest	***	***	***	***	***	***	***	***	***	***
Accrued Expenses - Other	***	***	***	***	***	***	***	***	***	***

Total Current Liabilities	***	***	***	***	***	***	***	***	***	***

Long Term Liabilities	***	***	***	***	***	***	***
Credit Facility / Other Debt Financing	***	***	***	***	***	***	***	—	—	—
Discounted Debt	***	***	***	***	***	***	***	—	—	—
Other	***	***	***	***	***	***	***	***	***	***

Total Long Term Liabilities	***	***	***	***	***	***	***	***	***	***

Series A Redeemable Convertible Preferred	***	***	***	***	***	***	***	***	***	***

Stockholders Equity	***	***	***	***	***	***	***	***	***	***

Retained Earnings	***	***	***	***	***	***	***	***	***	***

TOTAL LIABILITIES AND EQUITY	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    B-005

For Management Purposes Only	Page 5 of 9

US LEC Corp. and Subsidiaries

2006 5 Year Forecast

Balance Sheet

2006 5 Year Forecast - Actual through March 2006

	Q1’ 09	Q2’ 09	Q3’ 09	Q4’ 09	2009	Q1’ 10	Q2’ 10	Q3’ 10	Q4’ 10	2010
Current Assets
Cash & Cash Equivalents	***	***	***	***	***	***	***	***	***	***
Accounts Receivable	***	***	***	***	***	***	***	***	***	***
Prepaid Expenses and Other Assets	***	***	***	***	***	***	***	***	***	***

Total Current Assets	***	***	***	***	***	***	***	***	***	***
Property, Plant and Equipment	***	***	***	***	***	***	***	***	***	***
Less: Accumulated Depreciation	***	***	***	***	***	***	***	***	***	***

Net Property, Plant and Equipment	***	***	***	***	***	***	***	***	***	***
Deferred Income Taxes	***	***	***	***	***	***	***	***	***	***
Other Noncurrent Assets	***	***	***	***	***	***	***	***	***	***

TOTAL ASSETS	***	***	***	***	***	***	***	***	***	***

Current Liabilities
Accounts Payable	***	***	***	***	***	***	***	***	***	***
Deferred Revenue	***	***	***	***	***	***	***	***	***	***
Accrued Network Cost	***	***	***	***	***	***	***	***	***	***
Deferred Income Taxes	***	***	***	***	***	***	***	***	***	***
Commissions Payable	***	***	***	***	***	***	***	***	***	***
Current Maturities of Long-Term Debt	***	***	—	—	—	—	—	—	—	—
Discounted Debt	***	***	—	—	—	—	—	—	—	—
Accrued Interest	***	***	—	—	—	—	—	—	—	—
Accrued Expenses - Other	***	***	***	***	***	***	***	***	***	***

Total Current Liabilities	***	***	***	***	***	***	***	***	***	***

Long Term Liabilities
Credit Facility / Other Debt Financing	—	—	—	—	—	—	—	—	—	—
Discounted Debt	—	—	—	—	—	—	—	—	—	—
Other	***	***	***	***	***	***	***	***	***	***

Total Long Term Liabilities	***	***	***	***	***	***	***	***	***	***

Series A Redeemable Convertible Preferred	***	***	***	***	***	***	—	—	—	—
Stockholders Equity	***	***	***	***	***	***	***	***	***	***
Retained Earnings	***	***	***	***	***	***	***	***	***	***

TOTAL LIABILITIES AND EQUITY	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    B-006

For Management Purposes Only	Page 6 of 9

US LEC Corp. and Subsidiaries

2006 5 Year Forecast

Cash Flow Statement

2006 5 Year Forecast - Actual through March 2006

	Q1’ 05	Q2’ 05	Q3’ 05	Q4’ 05	2005	Q1’ 06	Q2’ 06	Q3’ 06	Q4’ 06	2006
Operating Activities
Net Earnings (Loss)	***	***	***	***	***	***	***	***	***	***
Depreciation and Amortization	***	***	***	***	***	***	***	***	***	48,852

Changes in Assets & Liabilities
Accounts Receivable	***	***	***	***	***	***	***	***	***	***
Prepaid Expenses & Other Current Assets	***	***	***	***	***	***	***	***	***	***
Other Assets	***	***	***	***	***	***	***	***	***	***
Accounts Payable	***	***	***	***	***	***	***	***	***	***
Notes Payable	***	—	—	—	***	—	—	—	—	—
Deferred Revenue	***	***	***	***	***	***	***	***	***	***
Accrued Network Costs	***	***	***	***	***	***	***	***	***	***
Customer Commissions Payable	***	***	***	***	***	***	***	***	***	***
Accrued Expenses - Other	***	***	***	***	***	***	***	***	***	***
Accrued Interest	***	***	***	***	***	***	***	***	***	***
Other Liabilities - Non-Current	***	***	***	***	***	***	***	***	***	***

Net Cash Provided (Used) in Operating Activities	***	***	***	***	***	***	***	***	***	***

Investing Activities										***
Sale of Property & Equipment	***	***	—	—	***	***	—	—	—	***
Assets Acquired	***	—	—	—	***	***	—	—	—	***
Notes Receivable					—	***	***	—	—	***
Purchase of Property & Equipment	***	***	***	***	***	***	***	***	***	(35,959)

Net Cash Provided (Used) in Investing Activities	***	***	***	***	***	***	***	***	***	***

Financing Activities
Proceeds from Issuance of Common Stock	***	***	—	***	***	***	***	—	***	—
Proceeds from Issuance of Preferred Stock	—	—	—	—	—	—	—	—	—	—
Proceeds (Payments) from (on) Long-Term Debt	—	—	—	—	—	—	—	—	—	***
Discounted Debt Accretion	***	***	***	***	***	***	***	***	***	***
Payment of Debt Issuance Costs	***	—	—	—	***	***	—	—	—	***

Net Cash Provided (Used) in Financing Activities	***	***	***	***	***	***	***	***	***	***

Net Increase (Decrease) in Cash & Cash Equivalents	***	***	***	***	***	***	***	***	***	***
Cash & Cash Equivalents, Beginning of Period	***	***	***	***	***	***	***	***	***	***

Cash & Cash Equivalents, End of Period	***	***	***	***	***	***	***	***	***	***

Less: Restricted Cash - Current Portion	***	***	***	***	***	***	***	***	***	***

Unrestricted Cash	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    B-007

For Management Purposes Only	Page 7 of 9

US LEC Corp. and Subsidiaries

2006 5 Year Forecast

Cash Flow Statement

2006 5 Year Forecast - Actual through March 2006

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	2007	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08	2008
Operating Activities
Net Earnings (Loss)	***	***	***	***	***	***	***	***	***	***
Depreciation and Amortization	***	***	***	***	45,688	***	***	***	***	45,236

Changes in Assets & Liabilities
Accounts Receivable	***	***	***	***	***	***	***	***	***	***
Prepaid Expenses & Other Current Assets	***	***	***	***	***	***	***	***	***	***
Other Assets	***	***	***	***	***	***	***	***	***	***
Accounts Payable	***	***	***	***	***	***	***	***	***	***
Notes Payable	—	—	—	—	—	—	—	—	—	—
Deferred Revenue	***	***	***	***	***	***	***	***	***	***
Accrued Network Costs	***	***	***	***	***	***	***	***	***	***
Customer Commissions Payable	***	—	***	***	***	***	—	***	***	***
Accrued Expenses - Other	***	***	***	***	***	***	***	***	***	***
Accrued Interest	***	***	***	***	***	***	***	***	***	***
Other Liabilities - Non-Current	***	***	***	***	***	***	***	***	***	***

Net Cash Provided (Used) in Operating Activities	***	***	***	***	***	***	***	***	***	***

Investing Activities
Sale of Property & Equipment	—	—	—	—	—	—	—	—	—	—
Assets Acquired	—	—	—	—	—	—	—	—	—	—
Notes Receivable	—	—	—	—	—	—	—	—	—	—
Purchase of Property & Equipment	***	***	***	***	(32,580)	***	***	***	***	(33,409)

Net Cash Provided (Used) in Investing Activities	***	***	***	***	***	***	***	***	***	***

Financing Activities
Proceeds from Issuance of Common Stock	—	***	—	***	***	—	***	—	***	***
Proceeds from Issuance of Preferred Stock	—	—	—	—	—	—	—	—	—	—
Proceeds (Payments) from (on) Long-Term Debt	—	—	—	—	—	—	—	—	—	—
Discounted Debt Accretion	***	***	***	***	***	***	***	***	***	***
Payment of Debt Issuance Costs	—	—	—	—	—	—	—	—	—	—

Net Cash Provided (Used) in Financing Activities	***	***	***	***	***	***	***	***	***	***

Net Increase (Decrease) in Cash & Cash Equivalents	***	***	***	***	***	***	***	***	***	***
Cash & Cash Equivalents, Beginning of Period	***	***	***	***	***	***	***	***	***	***

Cash & Cash Equivalents, End of Period	***	***	***	***	***	***	***	***	***	***

Less: Restricted Cash - Current Portion	***	***	***	***	***	***	***	***	***	***

Unrestricted Cash	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    B-008

For Management Purposes Only	Page 8 of 9

US LEC Corp. and Subsidiaries

2006 5 Year Forecast

Cash Flow Statement

2006 5 Year Forecast - Actual through March 2006

	Q1’ 09	Q2’ 09	Q3’ 09	Q4’ 09	2009	Q1’ 10	Q2’ 10	Q3’ 10	Q4’ 10	2010
Operating Activities
Net Earnings (Loss)	***	***	***	***	***	***	***	***	***	***
Depreciation and Amortization	***	***	***	***	38,456	***	***	***	***	30,183

Changes in Assets & Liabilities
Accounts Receivable	***	***	***	***	***	***	***	***	***	***
Prepaid Expenses & Other Current Assets	***	***	***	***	***	***	***	***	***	***
Other Assets	***	***	***	***	***	***	***	***	***	***
Accounts Payable	***	***	***	***	***	***	***	***	***	***
Notes Payable	—	—	—	—	—	—	—	—	—	—
Deferred Revenue	***	***	***	***	***	***	***	***	***	***
Accrued Network Costs	***	***	***	***	***	***	***	***	***	***
Customer Commissions Payable	***	—	***	***	***	***	—	***	***	***
Accrued Expenses - Other	***	***	***	***	***	***	***	***	***	***
Accrued Interest	***	***	***	—	***	—	—	—	—	—
Other Liabilities - Non-Current	***	***	***	***	***	***	***	***	***	***

Net Cash Provided (Used) in Operating Activities	***	***	***	***	***	***	***	***	***	***

Investing Activities
Sale of Property & Equipment	—	—	—	—	—	—	—	—	—	—
Assets Acquired	—	—	—	—	—	—	—	—	—	—
Notes Receivable	—	—	—	—	—	—	—	—	—	—
Purchase of Property & Equipment	***	***	***	***	(35,235)	***	***	***	***	(37,239)

Net Cash Provided (Used) in Investing Activities	***	***	***	***	***	***	***	***	***	***

Financing Activities
Proceeds from Issuance of Common Stock	—	***	—	***	***	—	***	—	***	***
Proceeds from Issuance of Preferred Stock	—	—	—	—	—	—	***	—	—	***
Proceeds (Payments) from (on) Long-Term Debt	—	—	***	—	***	—	—	—	—	—
Discounted Debt Accretion	***	***	***	—	***	—	—	—	—	—
Payment of Debt Issuance Costs	—	—	—	—	—	—	—	—	—	—

Net Cash Provided (Used) in Financing Activities	***	***	***	***	***	—	***	—	***	***

Net Increase (Decrease) in Cash & Cash Equivalents	***	***	***	***	***	***	***	***	***	***
Cash & Cash Equivalents, Beginning of Period	***	***	***	***	***	***	***	***	***	***

Cash & Cash Equivalents, End of Period	***	***	***	***	***	***	***	***	***	***

Less: Restricted Cash - Current Portion	***	***	***	***	***	***	***	***	***	***

Unrestricted Cash	***	***	***	***	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    B-009

For Management Purposes Only	Page 9 of 9

ANNEX C

Project World Cup	Strictly private & confidential

USA summary financials

($ in millions)

	Fiscal year ended December 31,
	2006E	2007P	2008P	2009P	2010P	2011P
Total revenues	$424.3	$466.4	$511.4	$557.7	$604.2	$649.5
% growth	***	***	***	***	***	***

Operating expenses	$362.3	$388.4	$424.4	$461.4	$498.3	$533.9
% margin	***	***	***	***	***	***

EBITDA	$62.0	$78.1	$86.9	$96.3	$105.9	$115.6
% margin	***	***	***	***	***	***

Capital expenditures	$36.0	$32.6	$32.8	$34.0	$35.2	$37.8
% intensity	***	***	***	***	***	***

EBITDA - capex	$26.1	$45.5	$54.1	$62.3	$70.8	$77.8

Operating income	$13.2	$32.4	$41.7	$57.8	$75.8	$85.4
D&A	$48.9	$45.7	$45.2	$38.5	$30.2	$30.2

Working capital assumptions

	2006	2007	2008	2009	2010	2011
Assets
Account receivable	***	***	***	***	***	***
Prepaid expenses	***	***	***	***	***	***

Liabilities
Accounts payable	***	***	***	***	***	***
Deferred revenue	***	***	***	***	***	***
Accrued network costs	***	***	***	***	***	***
Deferred income taxes	***	***	***	***	***	***
Commissions payable	***	***	***	***	***	***
Accured expenses - other	***	***	***	***	***	***

***CONFIDENTIAL TREATMENT REQUESTED BY PAETEC HOLDING CORP.***

PHC    CTR    C-001